UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT #2
FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

VIPER POWERSPORTS INC.
(Name of Small Business Issuer in its charter)

Nevada	41-1200215
(State or other jurisdiction of Incorporation or organization)	(IRS Employer ID Number)

5733 International Parkway, New Hope, Minnesota	55428
(Address of principal executive offices)	(Zip Code)

(763) 732-0778
(Issuer’s Telephone Number)

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

Common Stock, $0.001 par value (Title of class.)

EXPLANATORY NOTE

        The purpose of this Amendment No. 2 is solely to file an amended Part F/S to the Registration Statement as set forth.

PART III

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Viper Powersports Inc, Registrant

Date:	February 1, 2006	By	/s/ John Lai
John Lai – President

29

PART F/S

Viper Powersports, Inc.
(A Development Stage Company)

Child, Sullivan & Company

A Professional Corporation of CERTIFIED PUBLIC ACCOUNTANTS
1284 W. Flint Meadow Dr., Suite D, Kaysville, UT 84037	PHONE: (801) 927-1337 FAX: (801) 927-1344

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Stockholders
Viper Powersports, Inc.
New Hope, Minnesota

We have audited the accompanying consolidated balance sheets of Viper Powersports, Inc. (a development stage company) and subsidiaries as of August 31, 2005 and December 31, 2004, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the eight months ended August 31, 2005, the years ended December 31, 2004 and 2003, and the period from November 18, 2002 (inception) to August 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viper Powersports, Inc. and subsidiaries as of August 31, 2005 and December 31, 2004, and the results of its operations and its cash flows for the eight months ended August 31, 2005, the years ended December 31, 2004 and 2003, and the period from November 18, 2002 (inception) to August 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses and net cash outflows from operations since inception, These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Child, Sullivan & Company
Kaysville, Utah
November 8, 2005 except for Note 8,
      which is dated January 17, 2006

Viper Powersports, Inc.
(A Development Stage Company)

Consolidated Balance Sheets

	August 31, 2005	December 31, 2004
Assets

Current Assets:
Cash	$2,107,662	$36
Accounts receivable	394	9,410
Inventory and supplies	188,694	284,073

Total Current Assets	2,296,750	293,519

Fixed Assets:
Office & computer equipment	109,508	101,490
Manufacturing and development equipment	224,557	222,707
Vehicles	53,278	53,278
Leasehold improvements	38,770	38,770
Accumulated depreciation	(138,552)	(81,022)

Total Fixed Assets	287,561	335,223

Other Assets:
Engine development costs	7,341,438	—
Rental deposit and other	49,342	66,289

Total Other Assets	7,390,780	66,289

Total Assets	$9,975,091	$695,031

Liabilities and Stockholders’ Equity (Deficit)

Current Liabilities:
Checks in excess of bank balance	$—	$18,515
Accounts payable	67,884	1,362,351
Accrued liabilities	40,936	639,058
Shareholder note	150,000	152,000
Current portion of capital lease	13,500	13,500

Total Current Liabilities	272,320	2,185,424

Long-Term Liabilities:
Capital lease, less current portion	45,307	53,641
Shareholder notes converted into common stock	—	2,916,323

Total Long-Term Liabilities	45,307	2,969,964

Total Liabilities	317,627	5,155,388

Stockholders’ Equity (Deficit):
Preferred stock, $.001 par value; authorized 20,000,000 shares;
783,000 issued and outstanding at August 31, 2005 and
None issued and outstanding at December 31, 2004	783	—

Common Stock, $.001 par value; authorized 100,000,000 shares;
10,126,375 issued and outstanding at August 31, 2005 and
3,951,183 issued and outstanding at December 31, 2004	10,126	3,951
Paid in Capital	22,294,360	4,641,247
Accumulated deficit during the development stage	(12,647,805)	(9,105,555)

Total Stockholders’ Equity (Deficit)	9,657,464	(4,460,357)

Total Liabilities and Stockholders’ Equity (Deficit)	$9,975,091	$695,031

See notes to consolidated financial statements.

Viper Powersports, Inc.
(A Development Stage Company)

Consolidated Statements of Operations

	Eight months ended August 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Cumulative from Inception November 18, 2002 through 8/31/2005
Revenue	$756	$591,760	$49,192	$641,708
Cost of revenue	854	473,847	26,876	501,577

Gross profit	(98)	117,913	22,316	140,131

Operating Expenses:
Research and development costs	384,008	1,217,705	546,722	2,230,922
Selling, general and administrative	3,027,193	4,543,867	2,548,289	10,381,474

	3,411,201	5,761,572	3,095,011	12,612,396

Loss from operations	(3,411,299)	(5,643,659)	(3,072,695)	(12,472,265)

Other (expenses) income:
Interest expense	(153,368)	(133,149)	(27,040)	(313,557)
Other income	22,417	15,600	100,000	138,017

Net Loss	$(3,542,250)	$(5,761,208)	$(2,999,735)	$(12,647,805)

Net Loss Per Common Share

(Basic and diluted)	$(0.65)	$(1.78)	$(1.22)

Weighted Average Shares

Common Stock Outstanding	5,452,222	3,245,000	2,464,712

See notes to consolidated financial statements.

Viper Powersports, Inc.
(A Development Stage Company)

Consolidated Statements of Stockholders’ Equity (Deficit)
For the Period from November 18, 2002 (Inception) to August 31, 2005

Activity	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Paid-In Capital	Accumulated Deficit

BALANCE at November 18, 2002 (inception)	—	$—	—	$—	$—	$—
Common stock for services and accounts payable – $.40/share	—	—	425,000	170,000	—	—
Common stock for cash at $.40/share	—	—	294,478	117,791	—	—
Net Loss from inception through December 31, 2002	—	—	—	—	—	(344,612)

Balances at December 31, 2002	—	—	719,478	287,791	—	(344,612)

Common stock for services at $.40 to $1.00/share	—	—	1,219,250	1,095,500	—	—
Common stock for cash at $.40/share	—	—	855,522	342,209	—	—
Common stock for services and accounts payable at $2.00/share	—	—	42,500	85,000	—	—
Common stock for cash at $2.00 per share net of issuance costs	—	—	457,399	884,549	—	—
Value of warrants issued with convertible debt	—	—	—	110,168	—	—
Net loss for year ended December 31, 2003	—	—	—	—	—	(2,999,735)

Balances at December 31, 2003	—	—	3,294,149	2,805,217	—	(3,344,347)

Value of warrants issued with convertible debt	—	—	—	22,033	—	—
Common stock for cash at $2.50/share	—	—	98,000	245,000	—	—
Common stock for services and software at $2.50/share	—	—	61,000	152,500	—	—
Common stock for employement agreement services at $2.50/share	—	—	175,000	437,500	—	—
Common stock issued with May 2004 Notes at $2.50/share)	—	—	133,334	333,335	—	—
Common stock grants to employees at $2.50/share)	—	—	189,700	474,250	—	—
Value of warrants and options issued for services	—	—	—	175,363	—	—
Net loss for year ended December 31, 2004	—	—	—	—	—	(5,761,208)

Balances at December 31, 2004	—	—	3,951,183	4,645,198	—	(9,105,555)

Common stock for cash at $2.50/share	—	—	305,212	763,030	—	—
Common stock for payables and debt converted at $2.50/share	—	—	1,125,354	2,813,379	—	—
Preferred stock for outstanding debt converted at $2.50/share	783,000	1,957,500	—	—	—	—
Value of warrants and options issued for services	—	—	—	497,700	—	—
Common stock for engine development technology (Note 3)	—	—	2,996,575	7,491,437	—	—
Recapitalization from March 31, 2005 reverse merger (Note 4)	—	(1,956,717)	613,093	(16,201,753)	18,158,470	—
Common stock for cash at $3.90/share, net of offering costs of $513,124	—	—	1,000,038	1,000	3,386,025	—
Common stock to Cornell Capital Partners, LP issued for SEDA equity agreement	—	—	134,920	135	749,865	—
Net loss for the eight months ended August 31, 2005	—	—	—	—	—	(3,542,250)

Balances at August 31, 2005	783,000	$783	10,126,375	$10,126	$22,294,360	$(12,647,805)

See notes to consolidated financial statements.

Viper Powersports, Inc.
(A Development Stage Company)

Consolidated Statements of Cash Flows

	Eight months Ended August 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Cumulative from Inception (November 18, 2002) to August 31, 2005

Cash Flows Used in Operating Activities:
Net Loss	$(3,542,250)	$(5,761,208)	$(2,999,735)	$(12,647,805)

Expenses not Requiring an Outlay of Cash:
Depreciation	57,530	69,069	11,953	138,552
Common stock and warrants issued for compensation and expenses	1,247,700	1,524,981	1,145,500	3,946,249

Net Cash Used in Operations	(2,237,020)	(4,167,158)	(1,842,282)	(8,563,004)

Changes to Operating Assets and Liabilities:
Decrease (Increase) in accounts receivable	9,016	(9,410)	—	(394)
Decrease (Increase) in supplies and prepaids	95,379	186,437	(289,031)	(188,694)
Decrease (Increase) in rental deposits and other	16,947	(12,500)	(18,538)	(14,091)
Increase (decrease) in accounts payable	(25,768)	1,050,070	442,328	67,884
Increase (decrease) in accrued liabilities	(44,601)	367,498	144,585	40,936

Cash Flows Used in Operating Activities	(2,186,047)	(2,585,063)	(1,562,938)	(8,657,363)

Cash Flows Used in Investing Activities:
Funding from Thor Performance for engine development	150,000	—	—	150,000
Purchase of intellectual property	—	(35,251)	—	(35,251)
Purchase of fixed assets	(9,868)	(193,178)	(267,895)	(426,113)

Cash Flows Used in Investing Activities	140,132	(228,429)	(267,895)	(311,364)

Cash Flows from Financing Activities:
Net proceeds from sale of stock	4,150,055	245,000	1,226,758	5,957,104
Checks in excess of bank balance (reduction)	(18,515)	(42,053)	—	—
Stockholder loan and capital lease payments	(570,999)	(67,955)	—	(638,954)
Loans from stockholders	593,000	2,282,190	978,851	5,758,239

Cash Flows from Financing Activities	4,153,541	2,417,182	2,205,609	11,076,389

Net Increase (decrease) in Cash	2,107,626	(396,310)	374,776	2,107,662

Cash at Beginning of Period	36	396,346	21,570	—

Cash at End of Period	$2,107,662	$36	$396,346	$2,107,662

Supplemental Non-Cash Financing Activities and Cash Flow Information:
Common Stock issued for accounts payable (expenses)	$1,268,698	$20,000	$35,000	$1,323,698

Common Stock issued for accrued liabilities (expenses)	$553,521	$—	$—	$553,521

Preferred Stock issued for Debt	$1,957,500	$—	$—	$1,957,500

Common Stock issued for Debt	$991,160	$110,168	$—	$1,101,328

Common Stock issued for software (assets)	$—	$50,000	$—	$50,000

Common Stock Issued for Engine Development Technology
and engine development obligation of $150,000	$7,491,437	$—		$7,341,437

Equipment Acquired via capital lease	$—	$72,596		$72,596

Stock Warrants Issued with Convertible Debt	$110,168	$22,033		$132,201

Interest Paid	$—	$142,938	$13,746	$156,684

Income Taxes Paid	$—	$—	$—	$—

See notes to consolidated financial statements.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1.    NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Viper Powersports Inc. was incorporated in Nevada in 1980 under a different name, and was inactive for years. On March 31, 2005 the Company was recapitalized through a merger with Viper Motorcycle Company, a Minnesota corporation. The former shareholders of Viper Motorcycle Company acquired 93.5% of the capital stock of Viper Powersports Inc. in exchange for all of the capital stock of Viper Motorcycle Company. This transaction was effected as a reverse merger for financial statement and operational purposes, and accordingly Viper Powersports Inc. regards its inception as being the incorporation of Viper Motorcycle Company on November 18, 2002. (See Note 4 — Recapitalization). Upon completion of this reverse merger, Viper Motorcycle Company became a wholly-owned subsidiary of Viper Powersports Inc.

The stock exchange in this reverse merger was effected on a one-for-one basis, resulting in each shareholder of Viper Motorcycle Company receiving the same number and type of capital stock of Viper Powersports Inc. which they held in Viper Motorcycle Company prior to the merger.

Viper Performance Inc., also a wholly-owned subsidiary of Viper Powersports Inc., was incorporated in Minnesota in March 2005 for the purpose of receiving and holding engine development technology and related assets acquired by Viper Powersports Inc. These assets were acquired from Thor Performance Inc., a Minnesota corporation in March 2005 in exchange for 2,996,575 shares of common stock of Viper Powersports Inc. (See Note 3 — Purchase of Engine Development Technology.)

As used herein, the term “the Company” refers to “Viper Powersports Inc.”, and its wholly-owned subsidiaries, unless the context indicates otherwise.

The Company is a development stage company engaged in design and development of premium V-Twin cruiser motorcycles. The Company has sold its capital stock and debt securities in various private placements to fund its development, marketing and other operations. The Company also has issued substantial shares of its common stock to compensate officers and other employees, consultants, and vendors, and to satisfy outstanding debt and other obligations. The Company continues to rely upon loans and sales of its equity securities to fund current operations. The Company’s executive and administrative offices, and its engineering and development operations, are located in a 13,365 square foot facility in suburban Minneapolis, Minnesota.

Principles of Consolidation – The consolidated financial statements include the accounts of Viper Powersports Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1.    NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Going Concern – The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying consolidated financial statements, the Company had incurred a net loss of $12,647,805 since inception, and currently has no sales. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the production of its motorcycles. Management has plans to seek additional capital through private placements and a public offering of its common stock. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Principles of Consolidation – The consolidated financial statements include the accounts of Viper Powersports Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Debt Conversions – During early 2005, Viper Motorcycle Company substantially reorganized its financial position by converting a total of $4,770,879 of its debt, including accounts payable and accrued liabilities and loans, into capital stock of the Company on the basis of $2.50 per share. Outstanding debt in the amount of $2,813,379 was converted into 1,125,354 shares of common stock and $1,957,500 was converted into 783,000 shares of preferred stock.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Per Share – Basic and diluted net loss per common share is computed using the net loss applicable to common shareholders and the weighted average number of shares of common stock outstanding. Diluted net loss per common share does not differ from basic net loss per common share since potential shares of common stock from conversion of debt and the exercise of warrants and options are anti-dilutive for all periods presented.

Inventories – Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method (FIFO). Demonstration motorcycles are stated at manufacturing cost and reserves are recorded to state the demonstration motorcycles at net realizable value. The Company reviews inventory for obsolescence and excess quantities to determine that items deemed obsolete or excess are appropriately reserved.

Property and Equipment – Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, which are 3 to 7 years. Leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful life of the asset.

Impairment of Long Lived Assets – The Company reviews long-lived assets for impairment annually or more frequently if the occurrence of events or changes in circumstances indicates that the carrying amount of the assets may not be fully recoverable or the useful lives of the assets are no longer appropriate. Each impairment test is based on a comparison of the carrying amount of an asset to future net undiscounted cash flows. If impairment is indicated, the asset is written down to its estimated fair value on a discounted cash flow basis.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1.    NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue Recognition – The Company conducts its sales through a network of independent dealers, and the Company recognizes revenue for sales to dealers after the following has taken place:

* Motorcycles are delivered, which is at the time they are shipped;

* Title of the motorcycle passes to the dealer, generally at the time of shipment;

* Collection of the relevant receivable is probable;

* Persuasive evidence of an arrangement exists; and

* The sales price is fixed or determinable.

The exception to the above statement is if the sale(s) to the dealer(s) are financed through CDF. At that point the company records a liability for the sale(s) and does not recognize revenue until the dealer has paid the financing company for the motorcycle(s). At the same time the company calculates a Fair Market value of the risk associated with the dealer financing liability and records the entry. The liability exposure is based on using an industry average of ten percent (10%) for the motorcycle sales for the reporting period.

The Company’s dealer agreement provides that the dealer has no right of return unless the Company authorizes the return.

Warranty – The Company provides warranty coverage for its motorcycles with unlimited miles within a one year period from date of purchase, including parts and labor necessary to repair the motorcycle during the warranty period.

A provision for the costs related to warranty expense will be recorded as a charge to cost of goods sold when revenue is recognized. The estimated warranty cost will be based on industry averages and the stage of production life cycle of the Company’s motorcycles. The warranty reserve will be evaluated on an ongoing basis to ensure its adequacy. Warranty information is detailed in the following table:

	August 31, 2005	December 31, 2004	December 31, 2003
Beginning balance	$27,591	$—	$—
Warranties issued	—	29,515	—
Warranty payments	(9,222)	(1,924)	—

Ending balance	$18,369	$27,591	$—

Research and Development – Research and development costs are expensed as incurred. Assets that are required for research and development activities, and have alternative future uses, in addition to its current use, are included in equipment and depreciated over their estimated useful lives. Research and development costs consist primarily of salaries and other compensation for development and engineering personnel, contract engineering and development costs for outsourced projects, equipment and material costs for development activities, and expenses for regulatory compliance and certifications.

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred income taxes, if any, are recognized for the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes, if any, will be recorded at the tax rates expected to be in effect when amounts are to be included in future taxable income. A valuation allowance is recorded to reduce the deferred tax assets to the amounts believed to be realizable. Due to the uncertainty regarding the Company’s future profitability, the future tax benefits of its losses have been fully reserved and no net tax benefit has been recorded in these financial statements.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1.    NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fair Value of Financial Instruments – The carrying values of balance sheet financial instruments approximates their fair values as the debt and assets were incurred and acquired recently. These financial instruments include cash, accounts receivable, accounts payable, accrued liabilities, notes payables and indebtedness to related parties. Management is of the opinion that the Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.

Stock Options and Stock Based Compensation – The Company has elected to expense options granted to its employees under the provisions of SFAS 123 (Accounting for Stock-Based Compensation) with respect to employee stock options. There were no options issued from inception through December 31, 2003.

The fair values of the employee stock options granted during the year ending December 31, 2004 and for the eight months ending August 31, 2005 were $29,863 and $497,700 respectively. The fair values of these option grants were determined using the Black-Scholes model with the following assumptions: a risk-free interest rate of 4.25%, an expected life of five years, 18% volatility, and no expected dividend yield.

The Company also issued common stock for services to employees, certain contractors and financing companies. As such, common stock granted during the year ending December 31, 2004 and for the eight months ending August 31, 2005 were $1,301,783 and $749,865 respectively.

The Company accounts for equity instruments issued to non-employees for services and goods under SFAS 123; EITF 96-18 (Accounting for Equity Instruments Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services); and EITF 00-18 (Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to other than Employees.) Generally, the equity instruments issued for services or goods are for common shares or common stock purchase warrants. These shares or warrants are fully vested, non-forfeitable and fully paid or exercisable at the date of grant and require no future performance commitment by the recipient. The Company expenses the fair market value of these securities over the period in which the Company receives the related services.

Dealer Floor Plan Financing – In May 2003, the Company entered into a floor plan financing agreement with GE Commercial Distribution Finance Corporation (CDF) to establish a financing facility for the Company’s independent dealers. Under this agreement, the Company submits an invoice to CDF describing the merchandise it ships to a dealer when the dealer requests floor plan financing from CDF. If CDF accepts the obligation to finance the merchandise, CDF pays the Company 97.6% to 100% of the amount invoiced. The Company must provide to CDF certain covenants when invoices are submitted for floor plan financing, relating to the bona fide nature of the order, title and saleability of the merchandise being financed.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1.    NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Dealer Floor Plan Financing (Continued) – Dealers of the Company also must each qualify independently with CDF to obtain financing through this facility, and CDF must accept each financing transaction prior to CDF being obligated to finance the merchandise. CDF’s obligation is also subject to certain conditions including delivery of the merchandise by the Company to the dealer within 30 days of CDF’s acceptance, receipt by CDF of the invoice within 10 days shipment to the dealer, and no revocation of CDF’s acceptance prior to shipment of the merchandise.

If CDF deems it necessary to repossess any merchandise financed by CDF, the Company must repurchase the merchandise from CDF at the greater of the unpaid balance on such merchandise or the Company’s original invoice price, regardless of the condition of the merchandise. The Company also must pay any expenses incurred by CDF relating to any repossession. The Company calculates a Fair Market Value of the risk associated by reserving ten percent (10%) based on the industry average for the motorcycle sales for the reporting period.

Either party upon 30 days written notice may terminate the Company’s floor plan financing facility with CDF anytime, and CDF may terminate the agreement anytime upon an event of default by the Company.

2.    EQUITY FINANCING AGREEMENTS

The Company incurred a net loss of $3,542,250, $5,761,208 and $12,647,805, for the eight month period ending August 31, 2005, the year ending December 31, 2004 and the period from inception (November 18, 2002) through August 31, 2005, respectively. Viper produced 25 motorcycles in 2004 as a “Development Stage Company” while producing only one bike per dealer (considered a “one-time” R&D production on the new bike).  The current business plan is to commence commercial production in the second quarter 2006.  No additional capital infusion will be required to start commercial production of motorcycles and engines.

The Company has completed the following financing transactions to fund the anticipated cash flow shortfall. On August 31, 2005 the Company completed a private placement of 1,000,038 shares at $3.90 per share resulting in net proceeds to the Company of $3,387,205. On August 26, 2005 the Company also entered into an agreement with Cornell Capital Partners, LP for a Standby Equity Distribution Agreement (“SEDA”) which enables the Company to draw down up to $500,000 per equity request, every five days. This equity capital infusion allows the Company to sell up to $15,000,000 in equity over a 24 month period. The Company must register its Common Stock under a registration statement with the Securities and Exchange Commission prior to the agreement becoming effective. Cornell will receive cash compensation of 4% of the gross proceeds of each stock sale made by the Company under this SEDA facility.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

2.    EQUITY FINANCING AGREEMENTS (Continued)

To obtain this SEDA facility, the Company issued 133,333 shares of its common stock to Cornell and also granted Cornell stock purchase warrants to purchase 1,750,000 common shares of the Company exercisable over a three-year period at $4.60 per share. The Company also issued 1,587 shares of its Common stock to Monitor Capital, Inc, who acted as Placement Agent for the SEDA facility.

3.    PURCHASE OF ENGINE DEVELOPMENT TECHNOLOGY

Effective March 31, 2005, Viper Powersports Inc., acquired substantial motorcycle engine technology and related assets from Thor Performance Inc., a Minnesota corporation. These assets were acquired in exchange for 2,996,575 shares of common stock of Viper Powersports Inc. issued to Thor Performance, Inc. The Company valued the engine development technology at $2.50 per share and capitalized $7,341,437 for the value of the motorcycle engine development. This motorcycle development was designed and developed over the past 6 to 7 years by Melling Consultancy Design (MCD), an engine development firm based in the United Kingdom, which has previously designed both motorcycle and auto racing engines.

Motorcycle development technology acquired from Thor Performance Inc. includes designs and prototypes for various V-Twins and other motorcycle engines and other components, and a $150,000 commitment by Thor Performance Inc. to fund the completion of certain development in progress being conducted by MCD, which commitment has been fulfilled. The Company had an independent appraisal of the engine development technology conducted which, under the income methodology approach, valued the engine development technology at $19,616,400.

In accordance with SFAS 2, Accounting for Research and Development Costs, and SFAS 142, Goodwill and Other Intangible Assets, the Company’s policy is to capitalize costs incurred in connection with the purchase, from outside parties, of new engine development technology. Any internally developed technology would be classified as research and development, and would be immediately expensed. During 2005 the Company capitalized $7,341,437 of motorcycle engine development cost. The Company’s policy is to depreciate the cost capitalized in connection with developing engine technology on a straight line basis over 10 years.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

4.    RECAPITALIZATION

On March 31, 2005 Viper Powersports Inc. was merged with Viper Motorcycle Company pursuant to a merger agreement dated March 11, 2005. Upon consummation of this merger, Viper Motorcycle Company became a wholly-owned subsidiary of Viper Powersports Inc. Prior to the merger Viper Powersports Inc. was an inactive publicly-held company.

Immediately after completion of the merger, the former stockholders of Viper Motorcycle Company owned 93.5% of the outstanding shares of capital stock of Viper Powersports Inc. Accordingly, this transaction constituted a reverse merger which is regarded as if Viper Motorcycle Company had acquired Viper Powersports Inc. These financial statements present operations of Viper Motorcycle Company from its inception on November 18, 2002, and do not include any prior operations of Viper Powersports Inc.

For accounting and financial reporting purposes, this reverse merger was treated as a recapitalization of Viper Powersports Inc. Viper Powersports Inc. had no assets or liabilities and no business other than the search for a suitable merger target, and accordingly its book value has been stated at zero on the recapitalized balance sheet.

Pursuant to the one-for-one share exchange basis of this merger, the stockholders of Viper Motorcycle Company exchanged all of their capital stock for a like amount and type of capital stock of Viper Powersports Inc. Preferred stockholders of Viper Motorcycle Company acquired a total of 783,000 shares of preferred stock of Viper Powersports Inc., which preferred shares are convertible into common shares on a one-for-one basis.

Additionally under this reverse merger, all outstanding options and warrants to purchase common stock of Viper Motorcycle Company were converted into like options and warrants to purchase common stock of Viper Powersports Inc.

5.    RELATED PARTY TRANSACTIONS

Since inception, the Company has entered into many transactions with related parties consisting of officers, directors and beneficial owners of more than 10% of its common stock, including the following:

Debt Conversions – Incident to reorganizing the Company during January-March 2005, outstanding debt of the Company in the aggregate amount of $4,770,879 was converted into capital stock of the Company based on $2.50 per share. These debt conversions included $3,476,547 owed to officers, directors and shareholders, consisting of $2,694,418 in outstanding loans and interest thereon, accrued compensation and accounts payable of $344,629, and $437,500 to settle and terminate an employment contract with a former officer.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

5.    RELATED PARTY TRANSACTIONS (Continued)

Thor Performance, Inc. – Effective March 31, 2005 the Company acquired substantial motorcycle and engine development technology and related assets from Thor Performance, Inc. in exchange for 2,996,575 shares of common stock of the Company valued at $2.50 per share. (See Note 3). Due to this transaction, an officer and three (3) principal shareholders of the Company beneficially acquired 2,401,192 common shares of the total issued for Thor Performance, Inc.

Common Stock Issued for Services – In December 2004, the Company granted a total of 189,700 shares of its common stock, valued at $2.50 per share, to employees as additional compensation for 2004. These common shares were fully vested and fully paid upon their grant, and included 125,000 shares granted to the President of Viper Motorcycle Company.

Prior to December 2004, the Company had issued other stock grants from time to time for services including officers, directors and shareholders. These transactions included stock grants to related parties in November 2002 to March 2003 of 411,250 common shares of $.40 per share, in May 2003 of 822,500 common shares at $1.00 per share, in December 2003 of 42,500 common shares at $2.00 per share, and in May 2004 of 16,000 common shares at $2.50 per share.

The value of common shares issued in all these stock grants to related parties for services was determined by the Company’s Board of Directors based on concurrent sales of the Company’s common stock to unrelated parties as well as the development status of the Company’s business at the time of these stock grants.

Private Placements – In connection with various private placements of the Company’s common stock since inception, related parties have purchased its common stock on the same terms under which unrelated parties have participated in these placements. Sales to officers, directors and shareholders in private placements has included a total of 504,750 common shares at $.40 per share in a placement from November 2002 to March 2003 a total of 70,000 common shares at $2.00 per share in a June to December 2003 placement, and a total of 40,212 common shares at $2.50 per share in a February to March 2005 placement.

Indebtedness to Principal Shareholders – From December 2003 to August 2004, David Palmlund III (a principal shareholder) loaned a total of $2,000,000 to the Company, for which he received various notes bearing interest rates from 10% to 35% and having maturity dates from August 2004 to September 2005. All of this debt was outstanding as of December 31, 2004. In March 2005, except for $150,000 of a Series A Convertible Secured Note, Mr. Palmlund converted all of his debt, including accrued interest, into 740,000 shares of preferred stock of the Company and 64,635 shares of common stock of the Company, all based on the share price of $2.50. The unconverted $150,000 Series A Note bears an interest rate of 18% per annum, and is convertible into common shares of the Company on the basis of $2.50 per share. The Series A note matures on September 30, 2005. This Series A Note is also secured by tangible and intangible assets of the Company.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

5.    RELATED PARTY TRANSACTIONS (Continued)

Indebtedness to Related Parties (Continued) – Five other related parties, including an officer, two directors, and two principal shareholders have made substantial cash advances or working capital loans to the Company from time to time since its inception. They have received unsecured 8% notes for these advances and loans. As of December 31, 2004 $673,237 of these 8% notes was outstanding, including accrued interest. In February to March 2005, all outstanding 8% notes of the Company, including accrued interest thereon, were converted into shares of common stock of the Company based the price of $2.50 per share.

Guarantee of Letter of Credit – In January 2004 (as amended February 8, 2005), the Company obtained a $200,000 Letter of Credit from Compass Bank of Dallas Texas in favor of GE Commercial Distribution Finance Corporation. This Letter of Credit also was guaranteed by David Palmlund III (a principal shareholder), who is being paid $3,000 per month as long as the guarantee is outstanding.

Consulting Compensation – During 2003 and 2004, the Company paid compensation to a principal shareholder for consulting services related to motorcycle production development and creation of an assembly manufacturing system. These consulting expenses included $55,000 in 2003 and $36,000 in 2004.

Employment Agreement – In January 2004, the Company entered into a 3-year employment agreement with Terry Nesbitt to pay him an annual salary on the basis of $94,600 until April 2004 and thereafter on an annual basis of $104,060. This agreement also provided for him to be paid total bonuses of $25,000 in 2004. The agreement also obligates the Company to provide his medical insurance, a monthly fuel expense allowance, a vehicle for his travel purposes, and reimbursement of his reasonable out-of-pocket expenses. Mr. Nesbitt’s agreement also provides that if his employment is terminated without cause, he will receive a cash severance payment equal to 75% of his annual compensation for 24 months.

Settlement of Employment Contract – In January 2005 the Company issued a total of 175,000 shares of common stock expensed on a per share price of $2.50, for the termination of an officer’s employment contract.

6.    COMMON STOCK WARRANTS AND OPTIONS

The Company has issued warrants to purchase a total of 2,383,639 shares of its common stock, and also has granted options to purchase a total of 857,000 of its common shares.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

6.    COMMON STOCK WARRANTS AND OPTIONS (Continued)

Warrants – Outstanding warrants of the Company to purchase 53,635 common shares at a price of $2.00 per share have three-year terms, expiring from June 2006 to January 2007; outstanding warrants to purchase 330,000 common shares at the price of $2.50 per share have five-year terms, expiring from December 2008 to March 2010; outstanding warrants to purchase 150,000 common shares at a price of $6.00 per share have a five-year term expiring in January 2010; outstanding warrants to purchase 1,750,000 common shares at a price of $4.60 per share have a three-year term expiring August 2008; and outstanding warrants to purchase 100,004 common shares at a price of $3.90 per share have a five year term expiring August 2010. Related parties hold warrants to purchase 262,500 of these warrant shares, with the other warrants being held by persons who have provided financial or consulting services to the Company. No warrants issued by the Company have been exercised so far.

Stock Options – Outstanding stock options all have five-year terms expiring from January 2009 to January 2010. They consist of options to purchase 782,000 common shares at a price of $2.50 per share and an option to purchase 75,000 common shares at a price of $2.00 per share. Related parties hold options to purchase 572,000 common shares, and the balance of options to purchase 285,000 common shares are held by current and former employees and directors of the Company. No stock options granted by the Company have been exercised so far.

VIPER POWERSPORTS, INC.
COMMON STOCK WARRANTS & OPTIONS

	Options		Warrants
	8/31/2005	12/31/2004	8/31/2005	12/31/2004

Beg Bal	165,000	—	283,635	116,135

Issued	692,000	165,000	2,100,004	167,500

Exercised	—	—	—	—

Cancelled	—	—	—	—

End Bal	857,000	165,000	2,383,639	283,635

Exercisable	857,000	165,000	2,383,639	283,635

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

7.    PREFERRED STOCK

The Company has authorized 20,000,000 shares of preferred stock with par value of $.001 per share. Of these, 783,000 have been designated as Series A Preferred Stock with a stated value of $2.50 per share. The 783,000 shares were issued for debt at $2.50 per share, and are issued and outstanding as of August 31, 2005. Each share of Series A Preferred Stock has one voting right, cumulative annual dividend rights of $.20 per share, conversion rights for one of common stock, liquidation preference of $2.50 per share, and a provision for antidilution in the case of stock splits, dividends, recapitalizations, mergers or other business combinations.

8.      SUBSEQUENT EVENT

On January 17, 2006 the Company terminated its SEDA agreement (discussed in Note 2) with Cornell Capital Partners, LP. In accordance with the termination agreement, the Company canceled 133,333 shares of its common stock and 1,750,000 of its warrants that were issued in connection with the agreement. As a result of this termination, the Company has no agreement in place to obtain the equity funding required to implement its business plan.

VIPER POWERSPORTS INC.
(A Development Stage Company)

Consolidated Balance Sheet
As of November 30, 2005
(UNAUDITED)

ASSETS

Current assets:
Cash	$1,011,578
Inventory and supplies	242,347

Total current assets	1,253,925

Fixed assets:
Office and computer equipment	112,768
Manufacturing and development equipment	276,306
Vehicles	53,278
Leasehold improvements	38,770

481,122
Less accumulated depreciation	(160,524)

Total fixed assets	320,598

Other assets:
Rental deposit and other	49,342
Engine development technology	7,341,438

Total other assets	7,390,780

TOTAL ASSETS	$8,965,302

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$62,708
Accrued liabilities	73,632
Shareholder note (Palmlund)	150,000
Inventory financing note (Palmlund)	100,000
Current portion of capital leases	13,500

Total current liabilities	399,840

Long-term liabilities:
Capital lease, less current portion	43,586

TOTAL LIABILITIES	443,426
Stockholders’ equity:
Preferred stock, $.001 par value; authorized 20,000,000 shares; 783,000 shares issued and outstanding at November 30, 2005	783
Common stock, $.001 par value; authorized 100,000,000 shares; 10,126,380 shares issued and outstanding at November 30, 2005	10,126
Paid in capital	22,294,359
Accumulated deficit	(13,783,392)

TOTAL STOCKHOLDERS’ EQUITY	8,521,876

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$8,965,302

VIPER POWERSPORTS INC.
(A Development Stage Company)

Consolidated Statement of Operations

For the Eleven Months Ended November 30, 2005
(UNAUDITED)

	Eleven Months Ended 11/30/05	Cumulative From Inception (11/18/02) Through 11/30/05
Revenue	$756	$641,708
Cost of revenue	854	501,577

Gross profit	(98)	140,131

Operating Expenses:
Research and development	712,577	2,559,491
Selling, general and administrative	3,841,497	11,195,778

	4,554,074	13,755,269

Loss from operations	(4,554,172)	(13,615,138)

Other (expenses) income:
Interest expense	(153,178)	(313,367)
Other income	27,420	143,020

Net loss	$(4,679,930)	$(13,785,485)

Net Loss Per Common Share (Basic and diluted)	$(0.67)

Weighted average common shares outstanding	6,973,959

VIPER POWERSPORTS INC.
(A Development Stage Company)

Consolidated Statement of Cash Flows

For the Eleven Months Ended November 30, 2005
(UNAUDITED)

	Eleven Months Ended 11/30/05	Cumulative From Inception (11/18/02) Through 11/30/05
Cash Flows Used in Operating Activities:
Net Loss	$(4,679,930)	$(13,785,485)
Expenses Not Requiring an Outlay of Cash:
Depreciation	79,501	160,523
Stock-based Compensation	1,247,700	3,946,249

Net Cash (Used in) Operations	(3,352,729)	(9,678,713)

Changes to Operating Assets and Liabilities:
Decrease (increase) in accounts receivable	9,016	(394)
Decrease (increase) to rental deposits and other	16,947	(240,678)
Decrease (increase) in supplies and prepaids	40,719	(14,091)
Increase (decrease) in accounts payable	(30,127)	63,525
Increase (decrease) in accrued liabilities	(11,905)	73,632

Cash Flows (Used in) Operating Activities	(3,328,079)	(9,796,719)

Cash Flows From (Used in) Investing Activities:
Funding from Thor Performance for engine development	150,000	150,000
Purchase of Intellectual Property	—	(35,251)
Purchase of Fixed Assets	(62,199)	(478,444)

Cash Flows From (Used in) Investing Activities	87,801	(363,695)

Cash Flows From Financing Activities:
Net Proceeds From Sale of Stock	4,150,055	5,957,104
Checks in excess of bank balance (reduction)	(18,515)	—
Stockholder loan and capital lease payments	(572,720)	(640,675)
Loans from stockholders, including $100,000 for inventory financing	693,000	5,858,239

Cash Flows From Financing Activities	4,251,820	11,164,668

Net Increase in Cash	1,014,218	1,014,254
Cash at Beginning of Period	36	0

Cash at November 30, 2005	$1,014,254	$1,014,254

Supplemental Non-Cash Financing Activities and Cash Flow Information:
Common stock issued for accounts payable	$1,268,698	$1,323,698
Common stock issued for accrued liabilities	$553,521	$553,521
Preferred stock issued for debt	$1,957,700	$1,957,700
Common stock issed for debt	$991,160	$1,101,328
Common stock issued for software assets	—	$50,000
Common stock issued for engine development assets	$7,491,437	$7,491,437
Equipment acquired via capital lease	—	$72,596
Stock warrants issued with convertible debt	—	$132,201
Interest paid	$153,178	$309,862
Income taxes paid	$—	$—

VIPER POWERSPORTS INC.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

1.    Basis of Presentation – The interim financial information included in the foregoing financial statements for the eleven months ended November 30, 2005 do not include all the information and footnote disclosure required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management of Viper Powersports Inc., these unaudited statements include all adjustments considered necessary for the fair presentation of the eleven -month interim period reported herein. All adjustments are of a normal recurring nature unless otherwise disclosed. Management believes that the disclosures made in these unaudited statements are adequate for a fair presentation of our results of operations, financial position, and cash flows. These unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Registration Statement.

2.    Capital Stock – All issuances of preferred and common stock and options and warrants to purchase common stock of the Company during the first eight months of 2005 ended August 31, 2005 are shown on the audited financial statements included in this Form 10-SB of the Company. During the following three months of 2005 ended November 30, 2005, there have been no further capital stock issuances or transactions of the Company.

3.      Subsequent Event – On January 17, 2006 the Company voided and terminated its SEDA agreement with Cornell Capital Partners, LP and incident thereto the Company also canceled 133,333 shares of common stock and 1,750,000 related stock purchase warrants held by Cornell Capital. These common shares and warrants became void since they had been issued as a commitment fee related to the terminated SEDA facility.